Exhibit 99.1

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN, OR AT ANY ADDRESS IN, THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OF AMERICA OR THE DISTRICT OF COLUMBIA (THE UNITED STATES) OR TO ANY U.S. PERSON (AS DEFINED IN REGULATION S OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE SECURITIES ACT)) OR IN OR INTO ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS ANNOUNCEMENT.

SES ANNOUNCES FINAL RESULTS OF ITS CASH TENDER OFFER

Luxembourg, 5 October 2026

SES (the “Offeror”) announces today the final results and pricing of its invitation to holders of its outstanding €500,000,000 0.875 per cent. Guaranteed Notes due 4 November 2027 (ISIN: XS2075811781) (the “Notes”) to tender their Notes for purchase by the Offeror for cash up to the Maximum Acceptance Amount subject to the satisfaction (or waiver) of the New Issue Condition (such invitation, the “Offer”).

The Offer was announced on 28 September 2026 and was made on the terms and subject to the conditions contained in the tender offer memorandum dated 28 September 2026 (the “Tender Offer Memorandum”) prepared by the Offeror. Capitalised terms used but not otherwise defined in this announcement shall have the meanings given to them in the Tender Offer Memorandum. An indicative results announcement was made earlier today (the “Indicative Results Announcement”).

The Expiration Deadline for the Offer was 5.00 p.m. (CEST) on 2 October 2026.

As announced in the Indicative Results Announcement, the Offeror has received valid tenders of €363,397,000 in aggregate principal amount of the Notes for purchase pursuant to the Offer.

The Offeror announces that it has decided to set the Final Acceptance Amount at €363,397,000. The Offeror therefore announces that it will accept for purchase all Notes validly tendered pursuant to the Offer in full, with no pro rata scaling.

Pricing for the Offer took place at or around 1.00 p.m. (CEST) today (the “Pricing Time”). A summary of the final results and pricing of the Offer is set out below:

Description of the Notes	ISIN / Common Code	Final Acceptance Amount	Interpolated Mid-Swap Rate	Purchase Yield	Purchase Price	Scaling Factor	Accrued Interest
€500,000,000 0.875 per cent. Guaranteed Notes due 4 November 2027	XS2075811781 / 207581178	€363,397,000	3.242 per cent.	3.442 per cent.	97.330 per cent.	Not Applicable	€8.08 per €1,000, subject to rounding

Payment of the Purchase Price and Accrued Interest for the Notes accepted for purchase pursuant to the Offer is expected to take place on 7 October 2026, after which €136,603,000 in aggregate principal amount of the Notes will remain outstanding. The Offeror intends to cancel those Notes accepted for purchase pursuant to the Offer.

Settlement of the Offer remains subject to the satisfaction (or waiver) of the New Issue Condition.

DEALER MANAGERS

BNP PARIBAS (Telephone: +33 1 55 77 78 94; Email: liability.management@bnpparibas.com; Attention: Liability Management Group), ING Bank N.V., Belgian Branch (Telephone: +44 20 7767 6784; Email: liability.management@ing.com; Attention: Liability Management Team), Landesbank Baden-Württemberg (Telephone: +49 711 127 76616; Email: liability_management_bond_origination@lbbw.de; Attention: Debt Capital Markets (4522/H)) and Mizuho Bank Europe N.V. (Telephone: +34 91 790 7559; Email: liabilitymanagement@uk.mizuho-sc.com; Attention: Liability Management).

TENDER AGENT

Kroll Issuer Services Limited (Telephone: +44 (0) 20 7704 0880; Attention: Scott Boswell; Email: ses@is.kroll.com; Website: https://deals.is.kroll.com/ses) is acting as Tender Agent for the Offer.

This announcement is released by SES and contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (“MAR”), encompassing information relating to the Offer described above. For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Elisabeth Pataki (email: lisa.pataki@ses.com), Chief Financial Officer.

DISCLAIMER This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire any securities is being made pursuant to this announcement. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Offeror, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.